EXHIBIT (a)(1)

CERTIFICATE OF FORMATION

OF

SHARESPOST 100 FUND LLC

The undersigned, an authorized natural person, for the purpose of forming a limited liability company pursuant to the requirements of Delaware Limited Liability Company Act, Title 6, Sections 18-101 et seq., hereby certifies that:

1.	The name of the limited liability company is SharesPost 100 Fund LLC (the “Company”).

2.	The address of the Company’s registered office in the State of Delaware is 615 South Dupont Highway, City of Dover, County of Kent, Delaware 19901. The name of the Company’s registered agent for service of process at such address is National Corporate Research, Ltd.

3.	There is no set date on which the Company will dissolve.

Executed as of August 20, 2012	/s/ Nyisha Shakur
Nyisha Shakur, Authorized Person